 Exhibit 21.01

LIST OF SUBSIDIARIES

The following is a list of our subsidiaries as of December 31, 2024 that are required to be disclosed pursuant to Item 601(b)(21) of Regulation S-K.

INTERNATIONAL SUBSIDIARIES
Jurisdiction of
Name	Incorporation
eBay GmbH	Germany
eBay Sarl	Luxembourg
eBay International Holding GmbH	Switzerland
eBay Marketplaces GmbH	Switzerland
eBay (UK) Limited	United Kingdom

DOMESTIC SUBSIDIARIES
Jurisdiction of
Name	Incorporation
eBay Commerce Inc.	United States